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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/07/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-W Brokerage Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly	NJ	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Joseph Wooters, President — 609-386-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc., as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

LUANN YANSICK
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 9, 2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-W Brokerage Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

June 30, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
G-W Brokerage Group, Inc.

I have audited the accompanying financial statements of G-W Brokerage Group, Inc. (a New Jersey Corporation) which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. G-W Brokerage Group, Inc.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of G-W Brokerage Group, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of G-W Brokerage Group, Inc.'s financial statements. The supplemental information is the responsibility of G-W Brokerage Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 23, 2016

G-W BROKERAGE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$	25,342
Prepaid expenses		1,309
Total Current Assets		26,651
Total Assets	$	26,651

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	4,448
Total Current Liabilities		4,448
Total Liabilities		4,448
Stockholders' Equity		
Common stock, no par value, 100 shares outstanding, 1,000 shares authorized		300
Additional Paid-In Capital		41,950
Retained earnings (deficit)		(20,047)
		22,203
Total Liabilities and Stockholders' Equity	$	26,651

See accompanying notes to financial statements.

G-W BROKERAGE GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended June 30, 2016

REVENUES		
Commission income	$	23,566
Other Income		3,582
Interest income		55
Miscellaneous income		323
		27,526
OPERATING EXPENSES		
Commission expense		11,538
Management fees *(Note 6)*		12,187
Regulatory fees		2,950
Insurance		81
		26,756
Income From Operations		770
Corporate income tax		(519)
Net Income	$	251

See accompanying notes to financial statements.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended June 30, 2016

Subordinated Liabilities at July 1, 2015	$ -
Increases	-
Decreases	-
Subordinated Liabilities at June 30, 2016	$ -

See accompanying notes to financial statements.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2016

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at July 1, 2015	100	$ 300	$ 41,950	$ (20,298)	$ 21,952
Current year activity	-	-	-	-	-
Net Income	-	-	-	251	251
Balance at June 30, 2016	100	$ 300	$ 41,950	$ (20,047)	$ 22,203

See accompanying notes to financial statements.

G-W BROKERAGE GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	251
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		
Depreciation	-	
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in Operating Assets:		
Prepaid	-	
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(3,134)
Net cash used in operating activities		(2,883)
Cash Flows From Investing Activities	-	
Cash Flows From Financing Activities	-	
Net decrease in cash		(2,883)
Cash and cash equivalents at Beginning of Year		28,225
Cash and cash equivalents at End of Year	$	25,342
Supplemental Disclosures		
Cash paid for income taxes	$	519
Cash paid for interest	-	

See accompanying notes to financial statements.

G-W BROKERAGE GROUP, INC.
Notes to Financial Statements
Year Ended June 30, 2016

1 Organization and Nature of Business

G-W Brokerage Group, Inc. (the Company) was organized in May 1988 under the laws of the State of New Jersey. The Company engages in the business of selling mutual funds and other securities on a commission basis. The Company is registered with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority -FINRA and the Securities Investor Protection Corporation - SIPC. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(1) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2016.

(d) Revenue Recognition

The Company recognizes revenue from commissions in the period they are received.

(e) Income Taxes

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at June 30, 2016. The Company remains subject to US Federal and State income tax audits for all years subsequent to 2013 . In addition no income tax related penalties & interest have been recorded for the year ended June 30, 2016.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

(f) Fair Value Hierarchy - continued

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value"

3 Liabilities Subordinated to Claims of General Creditors

As of June 30, 2016 the Company had not entered into any subordinated liability agreements.

4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has elected to operate under that portion of the rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At June 30, 2016, the Company had net capital of $20,894, which was $15,894 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .2129 to 1.

5 Concentrations

The Company's revenues are derived entirely from commissions earned from mutual fund and variable annuities investments.

6 Related Party Transactions

The Company is wholly owned by its parent company G-W Financial Group, Inc. (the parent). The Company has a management agreement with the parent company in which the parent provides all management and operating services. These include but are not limited to rent, office expense, supplies, postage, accounting fees, real estate tax and communication and utilities. The Company pays the commissions earned by its registered representatives. In addition, the Company pays the Parent Company a monthly management fee based on twenty five percent of expenses incurred.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2016 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2016 or during the year then ended.

8 Income Taxes

The Company has net operating loss carry-forwards that may be offset against future taxable income. The loss carry-forwards at June 30, 2016 total $32,166 and will expire on June 30, 2033.

9 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At June 30, 2016 the Company had implemented such policies and procedures.

11 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of August 23, 2016 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Shareholder
G-W Brokerage Group, Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) G-W Brokerage Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which G-W Brokerage Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(1), (the "exemption provisions") and (2) G-W Brokerage Group, Inc. stated that G-W Brokerage Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). G-W Brokerage Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G-W Brokerage Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)1 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 23, 2016

G-W BROKERAGE GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended June 30, 2016

NET CAPITAL		
Common stock	$	300
Additional Paid-In Capital		41,950
Retained earnings (deficit)		(20,047)
Total Credits		22,203
Debits		
Prepaid expenses		1,309
Total Debits		1,309
NET CAPITAL	$	20,894
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness		505
Minimum capital requirement		5,000
Net capital in excess of requirements	$	15,894
Ratio of Aggregate Indebtedness to Net Capital	0.2129 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 30, 2016)
as Amended on August 24, 2016

Net Capital, as reported in Company's Part II unaudited Focus Report	$	20,894
Net Capital, per above		20,894
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of June 30, 2016.

G-W BROKERAGE GROUP, INC..

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)

FISCAL YEAR ENDED JUNE 30, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by G-W Brokerage Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

G-W BROKERAGE GROUP, INC.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2016

Pursuant to rule 15c 3-3 relating to possession or control requirements, G-W Brokerage Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

G-W BROKERAGE GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended June 30, 2016

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	4,448
Total Aggregate Indebtedness	$	4,448

G-W Brokerage Group, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended June 30, 2016

G-W Brokerage Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

G-W Brokerage Group, Inc. operates pursuant to paragraph (k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, E. Joseph Wooters, President of G-W Brokerage Group, Inc. affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



E. Joseph Wooters, President